_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 28 August 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	28 August 2003
Number	30/03

BHP BILLITON RESULTS FOR THE YEAR ENDED 30 JUNE 2003

  EBITDA up 9.2% to US$5,129 million and EBIT up 12.2% to US$3,481 million, both from continuing operations.

  Attributable profit of US$1,920 million and earnings per share of 30.9 US cents (both from continuing operations) impacted by adverse movements in exchange rates compared with the corresponding period.

  Total merger benefits and cost savings of US$595 million since the merger, against a target of US$770 million by 30 June 2005.

  Production for all major minerals commodities higher or in line with last year:

  Record Western Australian iron ore production and shipments, in response to strong demand in all Asian markets, particularly China.

  Record nickel production and record plant throughput at Ekati(TM) diamonds, reflecting benefits of  Operating Excellence programs.

  Available cash flow (after interest and tax) remains strong at US$3,590 million.

  Five projects commissioned since 1 July 2002 - all on or below budget and on or ahead of schedule. Three major projects approved.

  14 major projects in development; 13 currently tracking on or ahead of cost and commissioning targets.

  Dividends of 14.5 US cents per share declared during the year, an increase of 11.5%.
FROM CONTINUING OPERATIONS AND EXCLUDING EXCEPTIONAL ITEMS Year ended 30 June	2003 US$M	2002 US$M	Change %
Turnover (1) (2)	17 506	15 228	15.0%
EBITDA (1) (2) (3) (4)	5 129	4 697	9.2%
EBIT (1) (2) (3) (4)	3 481	3 102	12.2%
Attributable profit (1) (2) (3)	1 920	1 866	2.9%
Available cash flow (1) (5)	3 590	3 600	(0.3)%
Basic earnings per share (US cents) (1) (2) (3)	30.9	31.0	(0.3)%
EBITDA interest coverage (times) (1) (2) (3) (4) (6)	12.7	10.9	16.5%
Dividends per share (US cents)	14.5	13.0	11.5%

(1)    From continuing operations, excluding the results of the Group's Steel business, which was demerged in July 2002. Refer pages 16, 17 and 19.

(2)    Including the Group's share of joint ventures and associates.

(3)    Excluding exceptional items.

(4)    EBIT is earnings before interest and tax. EBITDA is EBIT before depreciation and amortisation of Group companies of US$1,648 million and US$1,595 million for the years ended 30 June 2003 and 2002 respectively. We believe that EBIT and EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(5)    Available cash flow is operating cash flow including dividends from joint ventures and associates and after net interest and tax.

(6)    For this purpose, net interest includes capitalised interest and excludes the effect of discounting on provisions and exchange differences arising from net debt.

The above financial results are prepared in accordance with UK generally accepted accounting principles (GAAP) and are unaudited. Financial results in accordance with Australian GAAP are provided on page 26. All references to the corresponding period are to the year ended 30 June 2002.

RESULTS FOR THE YEAR ENDED 30 JUNE 2003

Commentary on the Group Results

Introduction

Global economic conditions remained weak during the year ended 30 June 2003. In what has been a challenging climate, BHP Billiton's operating and financial results clearly demonstrate our ability to consistently generate stable cash flows, improve underlying profitability and increase returns to shareholders whilst still continuing our investment in value accretive growth projects.

Attributable profit from continuing operations and excluding exceptional items was US$1,920 million, 2.9% above last year's result of US$1,866 million. Compared with the corresponding period, the financial results reflect an unfavourable non-cash exchange impact of approximately US$560 million arising mainly from the translation of non US dollar denominated net monetary liabilities. Excluding this non-cash impact, attributable profit was 36.4% higher than the corresponding period reflecting generally higher prices and sales volumes and the benefits from our cost savings program.

Production of all major minerals commodities was higher than, or in line with, the prior period and a number of production records were achieved during the year. Record Western Australian iron ore production of 76.5 million tonnes (100 per cent terms) and shipments of 80.3 million tonnes (100 per cent terms) reflect strong demand in all Asian markets, particularly China. Record nickel production at both QNI Yabulu refinery (Australia) and Cerro Matoso (Colombia), and record plant throughput at EkatiTM (Canada) all reflect the benefits of Operating Excellence programs. Fourth quarter production of all petroleum and major minerals commodities was higher than, or in line with, the third quarter. It is significant to note that a general improvement in our safety results accompanied the solid production performance.

Our diversified asset base generated US$3,590 million in available cash flow (after interest and tax) during the year, which allowed us to progress investment in sanctioned growth projects. Following the recent commissioning of Zamzama (Pakistan) and Mozal 2 (Mozambique), there are now 14 major capital projects under development. 13 of these are either on or under budget and are currently tracking on or ahead of schedule. Three projects, representing US$1,657 million of capital expenditure (BHP Billiton share) were sanctioned during the year. Our ability to deliver projects on or ahead of budgeted parameters is illustrated by the five projects commissioned since 1 July 2002, all on or under budget, and on or ahead of schedule. The projects commissioned since 1 July 2002 involved capital expenditures amounting to US$1,073 million.

At the time of the merger, a target was set to capture US$270 million of merger benefits by 30 June 2003. US$285 million of on-going annual benefits had been achieved by 31 December 2002, six months ahead of schedule. Cost saving initiatives continued, with total annual savings (including merger benefits) of US$375 million being achieved in the current year. Of this total, US$65 million were merger benefits achieved in the first half of the current year and US$310 million represents steady progress towards our cost savings target of US$500 million by 30 June 2005.

The confidence of the Board of Directors in the stable cash generating ability of the business allowed an increase in dividends declared to shareholders for the full year from 13.0 US cents per share last year to 14.5 US cents per share in the full year ended 30 June 2003, an increase of 11.5%.

The Income Statement

During the period, the Group's Steel business was demerged. In order to provide meaningful comparison the discussion in this section is based on the Group's continuing operations, excluding exceptional items and the Group's Steel business.

Turnover (including turnover from third party products) rose by 15.0% to US$17,506 million, mainly due to higher sales volumes of iron ore, energy coal, copper, aluminium, diamonds and manganese and higher prices for petroleum products, nickel, ferrochrome, copper, hot briquetted iron and manganese alloy. These factors were partly offset by lower sales volumes of petroleum products and lower prices for export energy coal and iron ore.

Earnings before interest, tax, depreciation and amortisation (EBITDA) increased by 9.2% to US$5,129 million from US$4,697 million in the corresponding period.

Earnings before interest and tax (EBIT) were US$3,481 million compared with US$3,102 million in the corresponding period, an increase of 12.2%. This increase was due to generally higher commodity prices, increased sales volumes, cost savings, lower exploration expense and increased profits from new and acquired operations. Offsetting factors were inflationary pressures, principally in South Africa, exchange rate impacts, increased price linked costs, lower profits from ceased and sold operations and profits from asset sales recorded in the corresponding period. Please refer to pages 9 and 10 for further analysis of the factors affecting turnover and EBIT.

Net interest on borrowings and cash fell from US$432 million to US$403 million, principally driven by lower market interest rates, lower average debt levels and management of the Group's debt portfolio.

Exchange losses on net debt were US$140 million compared with gains of US$180 million in the corresponding period, mainly in relation to the translation of rand denominated debt of companies which account in US dollars as their functional currency. The rand appreciated by 27% during the current period compared with depreciation of 27% in the corresponding period.

The tax charge was US$984 million, representing an effective rate of 33.4%. Excluding the impacts on tax of non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, the effective rate was 26.3%. The Group recognises tax losses to the extent that it can reasonably foresee future profits which can absorb those losses. Following promising progress in the Group's Gulf of Mexico (US) projects, previously unrecognised tax losses in the US have been recouped and have been recognised this year resulting in a reduction in the effective tax rate of approximately 3%. If and when the projects reach appropriate milestones that provide greater certainty over projected future profits, further benefits in respect of past losses may be recognised.

Basic earnings per share was 30.9 US cents per share against 31.0 US cents per share in the corresponding period, reflecting the increased number of shares on issue (including the equalisation issue associated with the BHP Steel demerger).

Discontinued Operations / Exceptional Items

The demerger of the Group's Steel business became unconditional on 1 July 2002. The contribution of the Group's Steel business in the corresponding period has been disclosed as discontinued operations. The 6% interest in BHP Steel retained by BHP Billiton was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale has been recognised in the current year and is disclosed as an exceptional item in relation to discontinued operations. The demerger was effected through a Court approved capital reduction of A$0.69 per BHP Billiton Limited share totalling approximately US$1.5 billion (A$2.6 billion) via the transfer of BHP Steel Limited shares to BHP Billiton Limited shareholders. Consequently, BHP Billiton Plc shareholders received approximately 149 million BHP Billiton Plc equalisation shares.

After including discontinued operations and exceptional items, the attributable profit for the period was US$1,901 million, US$211 million higher than the US$1,690 million for the corresponding period, which included profits from discontinued operations of US$68 million, together with exceptional losses of US$244 million. Basic earnings per share, including discontinued operations and exceptional items, was 30.6 US cents per share, 9.3% higher than the 28.0 US cents per share of the corresponding period.

Cash Flows

Available cash flow (after interest and tax) remained strong at US$3,590 million.

Expenditure on growth projects and investments amounted to US$1,995 million, including US$814 million on petroleum projects and US$1,181 million on minerals and other corporate projects. Maintenance capital expenditure was US$671 million and exploration expenditure was US$348 million, whilst disposals of fixed assets, sale of investments and associates and repayments of loans by joint ventures generated US$792 million.

Additionally, a net cash inflow of US$272 million was derived from the proceeds on demerger of the Group's Steel business. Whilst not reflected in cash flows, Group debt further declined by US$232 million which was retained by BHP Steel upon demerger.

Net cash inflow before dividend payments was US$1,640 million. After dividend payments of US$830 million (up from US$811 million in the prior year), net cash inflow (before management of liquid resources and financing) amounted to US$810 million.

Net debt of US$5,772 million at 30 June 2003 was 15.4% (US$1,050 million) lower than last year and represents 31.9% of net debt plus net assets. Net debt comprises US$7,324 million of total debt offset by US$1,552 million of cash, including money market deposits.

Dividends

An interim dividend of 7.0 US cents per fully paid ordinary share was paid in December 2002 and a final dividend of 7.5 US cents per fully paid ordinary share was paid in July 2003, bringing the declared total for the year to 14.5 US cents. This compares to total dividends declared in the corresponding period of 13.0 US cents per share. The BHP Billiton Limited dividends were fully franked for Australian taxation purposes.

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African rand to shareholders on the South African section of the register.

Portfolio Management

During the year, a number of portfolio management activities were finalised.

Proceeds of US$345 million were received from the sale of our indirect 2.1% interest in Companhia Vale do Rio Doce (CVRD), during March 2003. Our interests in the Agua Rica prospect and Alumbrera mine in Argentina were also sold during the year, which generated US$136 million in cash proceeds, with an additional US$63 million deferred for receipt until June 2005.

Capital Management

Moody's Investor Services upgraded our long-term credit rating to A2 from A3 and our short-term rating to P-1 from P-2 during the year ended 30 June 2003. This was as a result of the successful integration of the Group's operations following the merger, the benefits of our substantially diversified portfolio and our focus on maintaining disciplined financial policies.

The Group's stronger credit profile enabled further diversification of funding sources, resulting in the issuance of our inaugural Euro 750 million Eurobond under the US$1.5 billion Euro Medium Term Note program and issuance of our inaugural US$850 million Global Bond with a 10 year maturity.

In February 2003, a US$2 billion commercial paper program was established and issuance from this program commenced during June 2003. This provides additional diversification of our short term funding programs and enhances flexibility.

Merger Benefits and Cost Savings

At the time of the merger, a target was set to capture US$270 million of merger benefits by 30 June 2003. US$285 million of on-going annual benefits had been achieved by 31 December 2002, six months ahead of schedule.

A further target, to achieve additional cost savings and efficiency gains of US$500 million by 30 June 2005, was set in our Strategic Framework in April 2002. This target is to be measured by comparing commodity-based unit costs against base year costs for the year ended 30 June 2001. During the current year, US$310 million of annual cost savings and efficiency gains were achieved, which is additional to the US$285 million of merger benefits captured as detailed above. These additional savings have been largely driven through the continuation of our Operating Excellence program and resulting productivity improvements across most divisions, and ongoing strategic sourcing and marketing initiatives.

Outlook

For the third consecutive year global economic growth has been anaemic. The fragile economic recovery felt the impact of a number of adverse developments including the conflict in Iraq, Severe Acute Respiratory Syndrome (SARS), a weakening US dollar and the ongoing threat of deflation. Across the industrial economies, a combination of lower interest rates and expansionary fiscal policies was insufficient to raise consumer and business confidence and expectations were consistently revised downwards during the year as the forward momentum faltered. In contrast, despite a feared SARS induced slowdown, Asian economies have demonstrated growth, driven in particular by strong demand for commodities in China.

In spite of the generally weak economic environment, commodity markets made some notable gains. Nickel and aluminium prices rose and stock levels for copper and nickel fell, average West Texas Intermediate (WTI) oil prices were just under US$30 per barrel for the year and prices for steel making raw materials were generally stronger, reflecting record global steel production.

China appears set for another year of strong growth. The outlook for other key commodity markets remains fragile, although there are some promising early signs that the more expansionary fiscal policies in some markets are starting to create increased demand for our products. The diversity of our portfolio, and in particular the exposure we have to the stronger Asian economies, places us well to benefit from any global economic upturn. In the meantime, the strength of our cash flows allows us to respond to opportunities as and when they arise and to build on the progress we have made over the last two years.

Annual General Meetings

The Annual General Meeting of BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, on Friday 24 October 2003 commencing at 10:30 am. The Annual General Meeting of BHP Billiton Limited will be held at the Melbourne Concert Hall, St Kilda Road, Melbourne, on Thursday 13 November 2003 commencing at 11:00 am. The Annual Report and details of the business to be conducted at the meetings will be mailed to shareholders in early October 2003.

Corporate Governance

Dr John Buchanan and Mr Miklos (Mike) Salamon were appointed as Directors during the year. Shareholders will be asked to approve these appointments at the Annual General Meetings. Mr Charles Goodyear was appointed Chief Executive Officer on 5 January 2003 following the resignation of Mr Brian Gilbertson.

Growth Projects

Of the 14 projects currently in development, 13 are on or under budget and are currently tracking on or ahead of schedule.

Since 1 July 2002, five projects reached commissioning stage, all either on or under budget and on or ahead of schedule. With costing yet to be finalised on two projects, total capital expenditure throughout the development stage is assessed at approximately US$1,073 million, which is US$168 million or 13.5% below budget.

Completed Projects
Customer Sector Group	Project	Production (1)	Capital expenditure (US$ million) (1)		Date of initial production (2)
			Budget	Actual	Target	Actual
Petroleum	Zamzama (Pakistan) BHP Billiton - 38.5%	123 million cubic feet of gas per day	40	<40(3)	Q3 2003	Q2 2003
	Bream Gas Pipeline (Australia) BHP Billiton - 50%	7.5 million barrels of oil equivalent over 10 years	50	34	Q2 2003	Q4 2002
Aluminium	Mozal 2 (Mozambique) BHP Billiton - 47.1%	120,000 tonnes per annum of aluminium metal	405	313(3)	Q4 2003	Q2 2003
Base Metals	Escondida Phase IV (Chile) BHP Billiton - 57.5%	230,000 tonnes per annum of copper	600	543	Q3 2002	Q3 2002
Energy Coal	San Juan Underground (US) BHP Billiton - 100%	6.5 million tonnes per annum of energy coal	146	143	Q3 2002	Q3 2002
			1,241	1,073

New Growth Projects
Customer Sector Group	Project	Production (1)	Budgeted capital expenditure (US$ million) (1)	Target date for initial production (2)
Petroleum	Atlantis (US) BHP Billiton - 44%	79,200 barrels of oil equivalent per day	1,100(4)	Q3 2006
	Angostura (Trinidad) BHP Billiton - 45%	45,000 bbl oil per day	327	Q4 2004
Base Metals	Escondida Norte (Chile) BHP Billiton - 57.5%	Maintain capacity at 1.25 million tonnes per annum of copper (100%)	230	Q4 2005
			1,657

(1)    All references to capital expenditure and production volumes are BHP Billiton's share unless noted otherwise.

(2)    References to quarters are based on calendar years.

(3)    Total project costs yet to be finalised. Share of actual capital expenditure is indicative only.

(4)    US$355 million was approved in May 2002 to fund detailed engineering and design work, purchasing of long lead time items, and awarding of major contracts. Full capital funding was approved in February 2003, bringing the total project capital cost to US$1.1 billion.

Projects Approved in Prior Years

Customer Sector Group	Project	Production (1)	Budgeted capital expenditure (US$ million) (1)	Target date for initial production (2)
Petroleum	Ohanet (Algeria) BHP Billiton - 45%	26,100 barrels of oil equivalent per day	464	Q3 2003
	ROD (Algeria) BHP Billiton - 36%	28,800 barrels of oil equivalent per day	192	Q1 2004
	Mad Dog (US) BHP Billiton - 23.9%	20,700 barrels of oil equivalent per day	335	Q4 2004
	Gulf of Mexico Pipelines Infrastructure (US) BHP Billiton - 22/25%	Capacities of Oil - 450,000 bbl/day (100%) Gas - 500 million standard cubic feet per day (100%)	100	Q4 2004
	North West Shelf Train 4 (Australia) BHP Billiton - 16.7%	4.2 million tonnes per annum of LNG liquification processing facility (100%)	237	Q2 2004
	Minerva (Australia) BHP Billiton - 90%	150 terrajoules of gas per day	123	Q1 2004(3)
Aluminium	Hillside 3 (South Africa) BHP Billiton - 100%	132,000 tonnes of aluminium per annum	449	Q4 2003
Carbon Steel Materials	Area C (Australia) BHP Billiton - 85%	12.75 million tonnes per annum of iron ore	181	Q4 2003
	Products & Capacity Expansion (Australia) BHP Billiton - 85%	Increase export capacity to 100 million tonnes per annum of iron ore (100%)	299	Q1 2004
	Dendrobium (Australia) BHP Billiton - 100%	5.2 million tonnes per annum of raw met coal (3.6 million tonnes per annum of clean met coal)	170	Q1 2005
Energy Coal	Mt Arthur North (Australia) BHP Billiton - 100%	15 million tonnes per annum of raw energy coal (12.1 million tonnes per annum of saleable energy coal)	411	Q4 2003
			2,961

(1)    All references to capital expenditure and production volumes are BHP Billiton's share unless noted otherwise.
(2)    References to quarters are based on calendar years.
(3)    Some delays have been experienced against the project's original schedule, where first gas production was expected in the first quarter of 2004.

OPERATING REVIEW

EBIT

The following table details the approximate impact of major factors affecting EBIT (from continuing operations and excluding exceptional items) for the year ended 30 June 2003 compared with the corresponding period.

US$M
EBIT from continuing operations and excluding exceptional items for the year ended 30 June 2002	3 102

Change in volumes	235
Change in sales prices	545
Price-linked costs	(160)
Inflation on costs	(275)
Costs	360
New and acquired operations	25
Exchange rates	(190)
Ceased and sold operations	(95)
Asset sales	(30)
Exploration	45
Other items	(81)

EBIT from continuing operations and excluding exceptional items for the year ended 30 June 2003	3 481

Volumes

Higher sales volumes of iron ore, energy coal, copper, aluminium, diamonds and manganese were partly offset by lower sales volumes of petroleum products, resulting in a positive net volume impact on EBIT of approximately US$235 million.

Prices

Higher realised prices for petroleum products, nickel, ferrochrome, copper, hot briquetted iron and manganese alloy increased turnover by approximately US$785 million. This increase was partly offset by lower prices for export energy coal and iron ore that decreased turnover by approximately US$240 million.

Costs

Favourable unit operating cost performance increased EBIT by approximately US$360 million compared with the corresponding period. The Group's cost reduction initiatives together with increased production lowered costs by approximately US$480 million. These factors were partially offset by higher costs at Escondida (Chile) from processing lower grade ore due to the voluntary production cut-backs and higher depreciation from the start-up of the Phase IV expansion project.

Increases in price-linked costs depressed EBIT by approximately US$160 million, mainly due to higher royalties and taxes for petroleum products and higher nickel ore supply costs to the QNI Yabulu refinery (Australia).

Inflationary pressures, principally in South Africa, and to a lesser extent in Australia, increased costs by approximately US$275 million.

New and acquired operations

New and acquired operations increased EBIT by approximately US$25 million due to the commencement of commercial production at Antamina (Peru) in October 2001 and the increased ownership interest in Cerrejon Coal Company (Colombia) from February 2002.

Ceased and sold operations

EBIT was impacted unfavourably by approximately US$95 million mainly due to the disposal of PT Arutmin (Indonesia), divested in November 2001 and the Rietspruit energy coal mine (South Africa), which was closed in May 2002, together with higher pension and medical plan costs at Southwest Copper (US).

Asset sales

The impact of asset sales is a reduction in EBIT of approximately US$30 million mainly from the profit on divestment of PT Arutmin in the corresponding period, partly offset by profits on sale of BHP Billiton's interests in Alumbrera and Agua Rica, during the current year.

Exchange rates

The impact of stronger A$/US$, rand/US$ and Canadian$/US$ exchange rates on operating costs had an unfavourable impact on EBIT of approximately US$390 million. The conversion of rand and Australian dollar denominated net monetary liabilities at balance sheet date also had an unfavourable impact (approximately US$60 million) on EBIT. This was partly offset by reduced losses on legacy A$/US$ currency hedging compared with the corresponding period of approximately US$220 million. In addition, the lower average Colombian peso/US$ and Brazilian real/US$ exchange rates had a favourable impact (approximately US$40 million) on operating costs.

Exploration

Exploration expense was down by approximately US$45 million compared with the corresponding period, which included the write off of exploration expenditure at La Granja (Peru).

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the Customer Sector Group results for the year ended 30 June 2003 and the corresponding period (from continuing operations and excluding exceptional items).
Year ended 30 June (US$ Million)	Turnover (1)(2)			EBIT(2)
	2003	2002	Change %	2003	2002	Change %
Petroleum	3 264	2 815	16.0%	1 178	1 073	9.8%
Aluminium	3 386	2 857	18.5%	581	492	18.1%
Base Metals	1 954	1 821	7.3%	286	192	49.0%
Carbon Steel Materials	3 714	3 306	12.3%	1 045	1 084	(3.6)%
Diamonds and Specialty Products	1 485	1 480	0.3%	299	272	9.9%
Energy Coal	2 089	1 919	8.9%	190	536	(64.6)%
Stainless Steel Materials	1 106	868	27.4%	150	3	-(3)
Group and unallocated items	1 014	730	38.9%	(248)	(550)	54.9%

BHP Billiton Group from continuing operations	17 506	15 228	15.0%	3 481	3 102	12.2%

(1)    BHP Billiton Group turnover is stated after the elimination of intersegment transactions.
(2)    Turnover and EBIT include third party product activities.
(3)    Not meaningful.

An explanation of the factors influencing EBIT, including the Group's share of joint ventures and associates, by Customer Sector Group, is as follows:

Petroleum

Petroleum contributed EBIT of US$1,178 million, up from US$1,073 million, an increase of 9.8% compared with the corresponding period.

The increase in EBIT was primarily due to higher average realised prices for all products compared with the corresponding period, including higher average realised oil prices of US$28.14 per barrel compared to US$22.58 per barrel, higher average realised LPG prices of US$283.48 per tonne compared to US$232.87 per tonne and higher average realised natural gas prices of US$2.21 per thousand standard cubic feet compared with US$1.84 per thousand standard cubic feet. These were partly offset by higher price-linked costs (royalties and taxes).

Overall, production of petroleum products on a barrel of oil equivalent basis declined by 9% from 134 to 122 million barrels of oil equivalent, in line with management expectations. The decrease in production and sales volumes, which had an unfavourable impact on EBIT, was mostly due to natural field decline at Bass Strait (Australia), Griffin (Australia), Laminaria (Australia) and Liverpool Bay (UK). Liverpool Bay was also impacted by downtime from scheduled maintenance in the first quarter of the period. North West Shelf (Australia) however, achieved higher volumes due to increased LNG demand and timing of shipments.

EBIT was also unfavourably impacted by a write down of the Group's Bolivian assets in the third quarter due to a government driven change to fiscal arrangements announced in January 2003. The effect of the stronger A$/US$ exchange rate on translation of Australian dollar denominated resource rent tax liabilities also reduced EBIT.

Exploration charged to profit was US$154 million a similar level to that in the corresponding period (US$151 million). The exploration spending profile for this period was weighted to the fourth quarter, including increased spending on seismic acquisition in the Gulf of Mexico. The capitalisation rate of 36.6% this period compared to a capitalisation rate of 47.6% in the corresponding period was due mainly to a higher proportion of appraisal drilling in the corresponding period, and the return to a more normal level in the year ended 30 June 2003.

Aluminium

Aluminium contributed EBIT of US$581 million, up from US$492 million, an increase of 18.1% compared with the corresponding period.

The increase in EBIT was mainly attributable to improved operational cost performance resulting from reduced maintenance costs, lower costs of consumables and increased production. Lower maintenance costs at Hillside (South Africa) were mainly a result of a lower number of pots being relined in the current period, combined with the absence of the net costs associated with the September 2001 power outage. Lower costs at Worsley (Australia) were due to reduced costs of consumables. Increased production at Alumar (Brazil) and Valesul (Brazil) was due to the end of power restrictions in Brazil and increased production at Hillside, Worsley and Suriname was mainly attributable to the continued success of Operating Excellence projects. The weakening of Brazilian real/US$ average exchange rate also had a favourable impact on operating costs.

These factors were partially offset by the unfavourable impact of the strengthening of the rand/US$ and A$/US$ average exchange rates on operating costs and the effect of inflationary pressure on costs in South Africa.

Base Metals

Base Metals contributed EBIT of US$286 million, up from US$192 million, an increase of 49% compared with the corresponding period.

The increase in EBIT was mainly attributable to the higher average realised copper price at US$0.73 per pound for the year ended 30 June 2003, compared to US$0.69 per pound in the corresponding period and increased production from Escondida as a result of the Escondida Phase IV expansion which was completed in October 2002. EBIT was also favourably impacted by lower exploration expense with US$38 million relating to the write off of La Granja included in the corresponding period and the gain on sale of US$23 million of BHP Billiton's interests in Alumbrera and Agua Rica, realised in June 2003. EBIT also benefited from a full year of operations from Antamina, which commenced commercial production in October 2001.

These factors were partially offset by increased unit costs at Escondida due to the mining of lower grade ore (due to voluntary production cut-backs), costs associated with the start up of Phase IV production and higher depreciation charges associated with the Phase IV expansion project. Higher pension and medical plan costs at Southwest Copper, together with costs incurred in the current year associated with the development of the Alliance Copper prototype plant and lower realised lead and zinc prices also had an unfavourable impact on EBIT.

Carbon Steel Materials

Carbon Steel Materials contributed EBIT of US$1,045 million, down from US$1,084 million, a decrease of 3.6% compared with the corresponding period.

The decrease in EBIT was mainly attributable to the unfavourable impact of stronger A$/US$ average exchange rates on operating costs compared to the corresponding period and inflationary pressures on costs in Australia and South Africa. Lower iron ore prices, following the contract settlements announced in May 2002, also negatively impacted EBIT.

These factors were partially offset by record production and shipments of Western Australian iron ore in response to continued strong demand from all Asian markets, as well as higher production of Samarco (Brazil) pellets and manganese products, which also reflected increased customer demand. Improved operating performance at BoodarieTM Iron (Australia), lower costs due to increased production at Illawarra Coal (Australia) and higher prices for BoodarieTM Iron and manganese alloy also had a favourable impact on EBIT.

Diamonds and Specialty Products

Diamonds and Specialty Products contributed EBIT of US$299 million, up from US$272 million, an increase of 9.9% compared with the corresponding period.

The increase in EBIT was primarily due to increased diamond production and lower costs at EkatiTM, mainly as a result of increased plant throughput and processing efficiencies. Whilst the titanium market remains oversupplied, an increase in titanium shipments in the current period favourably impacted EBIT. Cost efficiencies were also achieved by Integris Metals (US) subsequent to the merger of BHP Billiton's and Alcoa Metals' metals distribution businesses on 1 November 2001.

These factors were partially offset by lower sales volumes at Integris due to adverse market conditions in North America, together with the unfavourable impact of the strengthening of the rand/US$ and Canadian$/US$ average exchange rates on operating costs.

Energy Coal

Energy Coal contributed EBIT of US$190 million, down from US$536 million, a decrease of 64.6% compared with the corresponding period.

The decrease in EBIT was primarily due to a 15% decline in South African export market prices. The divestment of PT Arutmin in November 2001 and the closure of the Rietspruit mine in May 2002 had an unfavourable impact on EBIT with both the exclusion of the results of these operations in the current period and the US$64 million profit on sale of PT Arutmin recorded in the corresponding period. The conversion of rand denominated net monetary liabilities at balance date, in addition to the impact of stronger rand/US$ average exchange rates on operating costs, also had an unfavourable impact on EBIT. Furthermore, costs in South Africa have been affected unfavourably by inflationary pressures.

These factors were partially offset by higher sales volumes at Ingwe (South Africa), and at Hunter Valley (Australia) with the Mount Arthur North project ramping up production. Cost improvement initiatives across all Energy Coal operations and the inclusion of profits from the additional share of the Cerrejon Coal Company operation, acquired in February 2002, also had a favourable impact on EBIT. The impact of weaker Colombian peso/US$ average exchange rates on operating costs together with improved results at New Mexico Coal (US) generated by increased customer demand also favourably impacted EBIT.

Stainless Steel Materials

Stainless Steel Materials contributed EBIT of US$150 million, up from US$3 million, an increase of US$147 million.

The increase in EBIT was driven by higher realised prices for nickel, up by 29% from US$2.69 per pound to US$3.46 per pound. In addition, the realised price for ferrochrome was higher in the current period in response to strong demand in a more balanced market. Benefits from ongoing improvement programs at both Cerro Matoso and QNI Yabulu refinery, an increase in nickel production, reflecting the ramp-up of production from Cerro Matoso Line 2, and an increase in ferrochrome production, associated with the restart of idle furnaces, also had a favourable impact on EBIT.

These factors were partially offset by the unfavourable impact of inflationary pressures on costs in South Africa, higher nickel ore supply costs to the QNI Yabulu refinery and the unfavourable impact of stronger rand/US$ and A$/US$ average exchange rates on operating costs.

Group and Unallocated Items

Losses on legacy A$/US$ currency hedging were US$86 million, compared with US$305 million in the corresponding period. Corporate costs of US$220 million were US$105 million lower than the same period last year. These reductions were partly offset by the unfavourable impact of one-off items.

FINANCIAL INFORMATION

Contents
Consolidated Profit and Loss Account	16

Consolidated Balance Sheet	18

Consolidated Statement of
Total Recognised Gains and Losses	18

Consolidated Statement of Cash Flows	19

Notes to the Financial Information	21

The financial information in this document for the year ended 30 June 2003 is unaudited, has been derived from the draft financial statements of BHP Billiton Plc and does not constitute the statutory accounts of BHP Billliton Plc for that year.

The financial information set out on pages 16 to 25 has been prepared on the same basis and using the same accounting policies as were applied in drawing up the financial information contained in the accounts of BHP Billiton Plc for the year ended 30 June 2002.

In the opinion of the Directors, the financial information for the year ended 30 June 2003 presents fairly the financial position, results of operations and cash flows for the year in conformity with UK generally accepted accounting principles (GAAP). The financial information for the year ended 30 June 2002 has been derived from the audited financial statements of BHP Billiton Plc for that period as filed with the Registrar of Companies and does not constitute the statutory accounts of BHP Billiton Plc for that period. The auditors' report on the statutory accounts of the year ended 30 June 2002 was unqualified and did not contain statements under Section 237 (2) (regarding adequacy of accounting records and returns) or under Section 237 (3) (provision of necessary information and explanations) of the United Kingdom Companies Act 1985. The statutory accounts for the year ended 30 June 2003 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Annual General Meeting.

The combined results for the year ended 30 June 2003, prepared in accordance with UK GAAP, are generally consistent with the combined results under Australian GAAP as required by the Australian Securities and Investments Commission in respect of dual listed companies. Financial results prepared in accordance with Australian GAAP are provided on page 26.

Consolidated Profit and Loss Account

For the year ended 30 June 2003
		Year ended 30 June 2003
		Continuing Operations	Discontinued Operations/ Exceptional Items	Total
	Notes	US$M	US$M	US$M
Turnover (including share of joint ventures and associates) Group production Third party products		14 124 3 382	- -	14 124 3 382
less Share of joint ventures' and associates' turnover included above	2	17 506 (1 898)	-	17 506 (1 898)
Group turnover		15 608	-	15 608
Net operating costs	1	(12 554)	-	(12 554)
Group operating profit/(loss)		3 054	-	3 054
Share of operating profit of joint ventures and associates		358	-	358
Operating profit/(loss) (including share of profit of joint ventures and associates)		3 412	-	3 412
Comprising: Group production Third party products		3 369 43	- -	3 369 43
		3 412	-	3 412
Income from other fixed asset investments		16	-	16
Profit on sale of fixed assets		46	-	46
Profit on sale of operations		7	-	7
Loss on termination of operations	1	-	-	-
Loss on sale of discontinued operations	1	-	(19)	(19)
Profit/(loss) before net interest and similar items payable and taxation		3 481	(19)	3 462
Net interest and similar items payable
Group	3	(444)	-	(444)
Joint ventures and associates	3	(93)	-	(93)
Profit/(loss) before taxation	2	2 944	(19)	2 925
Taxation	1,6	(984)	-	(984)
Profit/(loss) after taxation		1 960	(19)	1 941
Equity minority interests		(40)	-	(40)
Profit/(loss) for the financial year (attributable profit)		1 920	(19)	1 901
Dividends to shareholders		(900)	-	(900)
Retained profit/(loss) for the financial year		1 020	(19)	1 001
Earnings per ordinary share (basic) (US cents)		30.9	(0.3)	30.6
Earnings per ordinary share (diluted) (US cents)		30.9	(0.3)	30.6
Dividend per ordinary share (US cents)				14.5

Consolidated Profit and Loss Account continued

		Year ended 30 June 2002
		Continuing Operations	Exceptional Items	Continuing Operations Including Exceptional Items	Discontinued Operations	Total
	Notes	US$M	US$M	US$M	US$M	US$M
Turnover (including share of joint ventures and associates) Group production Third party products		13 038 2 190	- -	13 038 2 190	2 550 -	15 588 2 190
	2	15 228		15 228	2 550	17 778
less Share of joint ventures' and associates' turnover included above		(1 666)	-	(1 666)	(206)	(1 872)
Group turnover		13 562	-	13 562	2 344	15 906
Net operating costs	1	(10 907)	(111)	(11 018)	(2 285)	(13 303)
Group operating profit/(loss)		2 655	(111)	2 544	59	2 603
Share of operating profit of joint ventures and associates		329	-	329	11	340
Operating profit/(loss)
(including share of profit of joint ventures and associates)		2 984	(111)	2 873	70	2 943
Comprising: Group production Third party products		2 956 28	(111) -	2 845 28	70 -	2 915 28
		2 984	(111)	2 873	70	2 943
Income from other fixed asset investments		37	-	37	1	38
Profit on sale of fixed assets		13	-	13	15	28
Profit on sale of operations		68	-	68	-	68
Loss on termination of operations	1	-	(101)	(101)	-	(101)
Loss on sale of discontinued operations	1	-	-	-	-	-
Profit/(loss) before net interest and similar items payable
and taxation		3 102	(212)	2 890	86	2 976
Net interest and similar items payable
Group	3	(208)	-	(208)	(4)	(212)
Joint ventures and associates	3	(28)	-	(28)	(9)	(37)
Profit/(loss) before taxation	2	2 866	(212)	2 654	73	2 727
Taxation	1,6	(961)	(32)	(993)	3	(990)
Profit/(loss) after taxation		1 905	(244)	1 661	76	1 737
Equity minority interests		(39)	-	(39)	(8)	(47)
Profit/(loss) for the financial year (attributable profit)		1 866	(244)	1 622	68	1 690
Dividends to shareholders		(784)	-	(784)	-	(784)
Retained profit/(loss) for the financial year		1 082	(244)	838	68	906
Earnings per ordinary share (basic) (US cents)		31.0	(4.1)	26.9	1.1	28.0
Earnings per ordinary share (diluted) (US cents)		31.0	(4.1)	26.9	1.1	28.0
Dividend per ordinary share (US cents)						13.0

For the year ended 30 June 2002 BHP Steel's results were reported as discontinued operations due to the demerger of the BHP Steel business in July 2002. There are no exceptional items in net operating costs of discontinued operations for the full year ended 30 June 2002. Net interest shown against discontinued operations includes that amount of net external interest that is directly attributable to the discontinued operations. Taxation is the nominal charge on the profit before taxation.

Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share has been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Billiton Employee Share Ownership Trust.

The calculation of basic earnings per ordinary share is based on earnings after tax and minority interest of US$1,901 million (30 June 2002: US$1,690 million) and the weighted average number of ordinary shares outstanding of 6,207 million (30 June 2002: 6,029 million). The calculation of diluted earnings per share is based on earnings after tax and minority interest of US$1,901 million (30 June 2002: US$1,690 million) and the weighted average number of shares outstanding of 6,222 million (30 June 2002: 6,042 million). The exceptional loss of US$19 million upon sale of the 6% interest in BHP Steel for US$75 million in July 2002 reduced basic and diluted earnings per share by 0.3 US cents for the year ended 30 June 2003.

For the periods reported, one American Depositary Share (ADS) represents two shares. Earnings per ADS were 61.2 US cents for the year ended 30 June 2003 (30 June 2002: 56.0 US cents).

Consolidated Balance Sheet

As at 30 June 2003
		As at 30 June 2003	As at 30 June 2002
	Notes	US$M	US$M
Fixed assets
Intangible assets
Goodwill		36	42
Negative goodwill		(29)	(33)
		7	9
Tangible assets		19 809	20 179
Investments
Joint ventures - share of gross assets		2 880	2 902
Joint ventures - share of gross liabilities		(1 477)	(1 434)
		1 403	1 468
Associates		-	85
Loans to joint ventures and associates and other investments		443	987
Total fixed assets		21 662	22 728
Current assets
Stocks		1 379	1 457
Debtors
Amounts due within one year		2 224	2 554
Amount due after more than one year		1 405	1 197
		3 629	3 751
Investments		143	117
Cash including money market deposits		1 552	1 499
Total current assets		6 703	6 824
Creditors - amounts falling due within one year		(4 207)	(6 229)
Net current assets		2 496	595
Total assets less current liabilities		24 158	23 323
Creditors - amounts falling due after more than one year		(6 849)	(5 987)
Provisions for liabilities and charges		(4 978)	(4 654)
Net assets		12 331	12 682
Equity minority interests		(318)	(326)
Attributable net assets		12 013	12 356
Capital and reserves
Called up share capital - BHP Billiton Plc		1 234	1 160
Share premium account		518	592
Contributed equity - BHP Billiton Limited		1 785	3 143
Profit and loss account		8 496	7 461
Interest in shares of BHP Billiton Plc		(20)	-
Equity shareholders' funds	4	12 013	12 356

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Balance Sheet as at 30 June 2002 includes BHP Steel assets and liabilities accordingly.

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 30 June 2003
	Year ended 30 June 2003	Year ended 30 June 2002
	US$M	US$M
Attributable profit for the financial year	1 901	1 690
Exchange gains and losses on foreign currency net investments	67	25
Total recognised gains for the financial year	1 968	1 715

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Statement of Total Recognised Gains and Losses for the year ended 30 June 2002 includes the gains and losses of BHP Steel.

Consolidated Statement of Cash Flows

For the year ended 30 June 2003
	Year ended 30 June 2003	Year ended 30 June 2002
	US$M	US$M
Net cash inflow from Group operating activities (a)	4 793	4 605
Dividends received from joint ventures and associates	197	149
Interest paid	(383)	(496)
Dividends paid on redeemable preference shares	(28)	(35)
Interest received	36	156
Other dividends received	15	38
Dividends paid to minorities	(38)	(20)
Net cash outflow from returns on investments and servicing of finance	(398)	(357)
Taxes paid	(1 002)	(606)
Refund of taxes paid	-	91
Taxation	(1 002)	(515)
Available cash flow	3 590	3 882
Purchases of tangible fixed assets	(2 571)	(2 481)
Exploration expenditure	(348)	(390)
Disposals of tangible fixed assets	99	200
Purchase of investments and funding of joint ventures	(95)	(182)
Sale of investments and repayments by joint ventures (b)	560	232
Net cash outflow from capital expenditure and financial investment	(2 355)	(2 621)
Investment in subsidiaries	-	(45)
Demerger or sale of subsidiaries (b)	358	190
Cash transferred on demerger or disposal (b)	(86)	(45)
Investment in joint ventures	-	(208)
Disposal of joint ventures and associates	133	70
Net cash inflow/(outflow) from acquisitions and disposals	405	(38)
Net cash flow before equity dividends paid, management of liquid resources and financing	1 640	1 223
Equity dividends paid	(830)	(811)
Net cash flow before management of liquid resources and financing	810	412
Net cash (outflow)/inflow from management of liquid resources	(665)	157
Redeemable preference shares	-	(423)
Finance lease obligations	-	(28)
Debt due within one year - repayment of loans	(2 683)	(1 344)
Debt due within one year - drawdowns	1 435	1 657
Debt due after one year - repayment of loans	(1 438)	(2 722)
Debt due after one year - drawdowns	2 263	2 318
Net cash outflow from debt and finance leases	(423)	(542)
Share buy-back program - BHP Billiton Limited	-	(19)
Share repurchase scheme - BHP Billiton Plc	(20)	-
Issue of shares	172	140
Net cash outflow from financing	(271)	(421)
(Decrease)/increase in cash in the financial year	(126)	148

Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Consolidated Statement of Cash Flows for the year ended 30 June 2002 includes the cash flows of BHP Steel. Available cash flow for BHP Steel for that year amounted to US$282 million.

Consolidated Statement of Cash Flows continued

For the year ended 30 June 2003

		Year ended 30 June 2003	Year ended 30 June 2002
	Notes	US$M	US$M
Reconciliation of net cash flow to movement in net debt
(Decrease)/increase in cash in the financial year		(126)	148
Cash flow from debt and finance leases		423	542
Cash flow from management of liquid resources		665	(157)
Decrease in net debt arising from cash flows		962	533
Other non-cash movements	5	232	-
Increase in net debt from exchange adjustments	5	(144)	(34)
Decrease in net debt		1 050	499
Net debt at beginning of the financial year	5	(6 822)	(7 321)
Net debt at end of the financial year	5	(5 772)	(6 822)

(a)    Net cash inflow from Group operating activities
	Year ended 30 June 2003	Year ended 30 June 2002
	US$M	US$M
Operating profit	3 054	2 603
Depreciation and amortisation	1 648	1 727
Impairment of assets	73	119
Employee share awards	60	28
Net exploration charge	248	243
(Increase) in stocks	(250)	(11)
(Increase) in debtors	(286)	(382)
Increase in creditors	69	292
Increase/(decrease) in provisions	192	(49)
Other movements	(15)	35
Net cash inflow from Group operating activities	4 793	4 605

(b) The impact on the BHP Billiton Group's cash flows of the demerger of the BHP Steel business in July 2002 was a cash inflow of US$347 million. This represents US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, which are both included in net cash inflow from acquisitions and disposals, and US$75 million from the sale of the 6% interest in BHP Steel which is included in the sale of investments and repayments by joint ventures.

NOTE 1. EXCEPTIONAL ITEMS
	Gross	Tax	Net
Year ended 30 June 2003	US$M	US$M	US$M

Loss on sale of 6% interest in BHP Steel	(19)	-	(19)
Total by category	(19)	-	(19)

Discontinued operations	(19)	-	(19)
Total by Customer Sector Group	(19)	-	(19)

	Gross	Tax	Net
Year ended 30 June 2002	US$M	US$M	US$M

Termination of operations (net increase in impairment and other provisions for Southwest Copper business in US)	(101)	-	(101)
Taxation (restatement of deferred taxation balances due to increase of corporation taxation rate for petroleum operations in the UK)	-	(56)	(56)
Suspension of Tintaya sulphide operations	(31)	9	(22)
Merger related restructuring costs	(80)	15	(65)
Total by category	(212)	(32)	(244)

Petroleum	(4)	1	(3)
Aluminium	(4)	-	(4)
Base Metals	(145)	10	(135)
Carbon Steel Materials	(6)	1	(5)
Diamonds and Specialty Products	(6)	2	(4)
Energy Coal	(5)	1	(4)
Stainless Steel Materials	(3)	-	(3)
Group and unallocated items	(39)	(47)	(86)
Total by Customer Sector Group	(212)	(32)	(244)

NOTE 2. ANALYSIS BY BUSINESS SEGMENT
	Year ended 30 June 2003	Year ended 30 June 2002
Turnover	US$M	US$M
Petroleum	3 264	2 815
Aluminium	3 386	2 857
Base Metals	1 954	1 821
Carbon Steel Materials	3 714	3 306
Diamonds and Specialty Products	1 485	1 480
Energy Coal	2 089	1 919
Stainless Steel Materials	1 106	868
Group and unallocated items	1 014	730
Intersegment	(506)	(568)
Total Continuing Operations	17 506	15 228
Discontinued Operations (a)	-	2 550
Total BHP Billiton Group	17 506	17 778

Profit before taxation
Petroleum	1 178	1 073
Aluminium	581	492
Base Metals	286	192
Carbon Steel Materials	1 045	1 084
Diamonds and Specialty Products	299	272
Energy Coal	190	536
Stainless Steel Materials	150	3
Group and unallocated items	(248)	(550)
Exceptional items	-	(212)
Total Continuing Operations	3 481	2 890
Discontinued Operations (a)	(19)	86
Profit before net interest and taxation	3 462	2 976
Net interest	(537)	(249)
Total BHP Billiton Group	2 925	2 727

Third party product included above
Turnover
Petroleum	296	72
Aluminium	1 333	1 006
Base Metals	38	24
Carbon Steel Materials	26	22
Diamonds and Specialty Products	747	823
Energy Coal	413	122
Stainless Steel Materials	10	9
Group and unallocated items	519	112
Total BHP Billiton Group	3 382	2 190

Profit before taxation
Petroleum	1	1
Aluminium	28	13
Base Metals	5	-
Carbon Steel Materials	(2)	-
Diamonds and Specialty Products	10	9
Energy Coal	(1)	9
Stainless Steel Materials	1	1
Group and unallocated items	1	(5)
Total BHP Billiton Group	43	28

NOTE 2. ANALYSIS BY BUSINESS SEGMENT continued
	As at 30 June 2003	As at 30 June 2002
Net operating assets	US$M	US$M
Petroleum	3 293	2 865
Aluminium	5 095	4 727
Base Metals	3 877	4 062
Carbon Steel Materials	2 567	2 412
Diamonds and Specialty Products	1 518	1 620
Energy Coal	2 193	2 092
Stainless Steel Materials	1 695	1 663
Group and unallocated items	340	705
Total Continuing Operations	20 578	20 146
Discontinued Operations (a)	-	2 248
Total BHP Billiton Group	20 578	22 394

(a)    For the year ended 30 June 2002 BHP Steel's results were reported as discontinued operations due to the demerger of the BHP Steel business in  July 2002. The year ended 30 June 2002 has been restated accordingly.

NOTE 3. NET INTEREST AND SIMILAR ITEMS (PAYABLE)/RECEIVABLE
	Year ended 30 June 2003	Year ended 30 June 2002
	US$M	US$M
On bank loans and overdrafts	(131)	(161)
On all other loans	(241)	(311)
Finance lease and hire purchase interest	(4)	(5)
	(376)	(477)
Dividends on redeemable preference shares	(24)	(39)
Discounting on provisions	(97)	(42)
Less Amounts capitalised (a)	103	58
	(394)	(500)
Share of interest of joint ventures and associates	(68)	(71)
	(462)	(571)
Interest received/receivable	65	142
	(397)	(429)
Exchange differences on net debt (b)
Group	(115)	146
Joint ventures and associates	(25)	34
	(140)	180
Net interest and similar items payable (c)	(537)	(249)

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group. For the year ended 30 June 2003 the  capitalisation rate was 5.2 per cent (2002: 5.5 per cent).

(b) Net exchange (losses)/gains primarily represent the effect on borrowings of the (appreciation)/depreciation of the South African rand against the US dollar.

(c) Disclosed in the consolidated profit and loss account as:
	Year ended 30 June 2003	Year ended 30 June 2002
	US$M	US$M
Net interest and similar items payable
Group	(444)	(212)
Joint ventures and associates	(93)	(37)
Net interest and similar items payable	(537)	(249)

NOTE 4. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Year ended 30 June 2003	Year ended 30 June 2002
	US$M	US$M
Profit for the financial year	1 901	1 690
Other recognised gains and losses	67	25
Total recognised gains and losses	1 968	1 715
Dividends	(900)	(784)
Issue of ordinary shares	98	104
Share repurchase scheme - BHP Billiton Plc	(20)	-
BHP Steel demerger (a)	(1 489)	-
Share buy-back program - BHP Billiton Limited	-	(19)
Net movement in shareholders' funds	(343)	1 016
Shareholders' funds at beginning of the financial year	12 356	11 340
Shareholders' funds at end of the financial year	12 013	12 356

(a) Includes costs associated with the BHP Steel demerger of US$17 million net of tax (US$24 million before tax). Additional costs of US$1 million net of tax (US$2 million before tax) have been charged against profit.

NOTE 5. ANALYSIS OF MOVEMENTS IN NET DEBT
	As at 1 July 2002 US$M	Acquisitions & disposals US$M	Cash flow US$M	Other non-cash movements(a) US$M	Exchange movements US$M	As at 30 June 2003 US$M
Cash at bank and in hand	1 199	(86)	(528)	-	2	587
Overdrafts	(509)	-	488	-	-	(21)
	690	(86)	(40)	-	2	566
Redeemable preference shares	(450)	-	-	-	-	(450)
Finance lease obligations	(35)	-	-	(15)	(3)	(53)
Other debt due within one year	(2 276)	-	1 248	82	(65)	(1 011)
Other debt due after one year	(5 051)	-	(825)	165	(78)	(5 789)
	(7 812)	-	423	232	(146)	(7 303)
Money market deposits (b)	300	-	665	-	-	965
Net debt (c)	(6 822)	(86)	1 048	232	(144)	(5 772)
The balance sheet movement in cash including money market deposits is as follows:
Cash at bank and in hand	1 199	(86)	(528)	-	2	587
Money market deposits (b)	300	-	665	-	-	965
	1 499	(86)	137	-	2	1 552

(a)    Net other non-cash movements represent debt transferred on demerger of BHP Steel.
(b)    Money market deposits with financial institutions have a maturity of up to three months.
(c)    The breakdown of net debt by currency is as follows:
	US$M As at 30 June 2003	US$M As at 30 June 2002
Net debt is denominated in:
US dollars	5 387	4 631
South African rand	540	348
Australian dollars	34	1 451
Canadian dollars	(122)	301
Other currencies	(67)	91
Net debt	5 772	6 822

NOTE 6. TAXATION

The Group recognises tax losses to the extent that it can reasonably foresee future profits which can absorb those losses. Following promising progress in the Group's Gulf of Mexico (US) projects, previously unrecognised tax losses in the US have been recouped and have been recognised this year resulting in a reduction in the effective tax rate of approximately 3%. If and when the projects reach appropriate milestones that provide greater certainty over projected future profits, further benefits in respect of past losses may be recognised.

The Group is considering the implications of adopting the new Australian tax consolidation regime. At the time the Group makes a decision, an assessment will be made of the impact, if any, on the financial results.

BHP BILLITON GROUP

STATEMENT OF FINANCIAL PERFORMANCE

(prepared in accordance with Australian GAAP; unaudited)

Year ended 30 June	2003	2002
	US$M	US$M
Revenue from ordinary activities
Sales	15 608	15 896
Other revenue	941	1 171
	16 549	17 067
Profit from ordinary activities before Depreciation, amortisation and borrowing costs	4 983	4 726
Deduct: Depreciation and amortisation	1 689	1 769
Borrowing costs	511	350
Profit from ordinary activities before tax	2 783	2 607
Deduct: Tax expense attributable to ordinary activities	883	912
Net profit	1 900	1 695
Outside equity interests in net profit	(40)	(47)
Net profit attributable to members of the BHP Billiton Group	1 860	1 648
Basic earnings per fully paid ordinary share (US cents)	30.0	27.3

Basis of Preparation

The results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc and their respective subsidiaries, for the year ended 30 June 2003, and the corresponding period, have been prepared in accordance with Australian GAAP and Practice Note 71 'Financial reporting by Australian entities in dual listed company arrangements' issued by the Australian Securities and Investments Commission. The financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Group as presented in the BHP Billiton Limited financial statements for the year ended 30 June 2002, except as noted below.

Provisions and Contingent Liabilities
Australian Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' was first adopted from 1 July 2002, which resulted in the Group calculating employee benefit liabilities using remuneration rates expected to be paid when the liabilities are settled, rather than remuneration rates at balance date. The financial effect of the change in policy as at 1 July 2002 was a charge to net profit for the year ended 30 June 2003 of US$6 million.

Foreign Currency Translation
Revised Australian Accounting Standard AASB 1012 'Foreign Currency Translation' was first adopted from 1 July 2002.
For hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, rather than when the specific purchase or sale occurs.

At 30 June 2003, for foreign currency hedge contracts the Group has recognised deferred costs of US$9 million, deferred exchange gains of US$104 million and a net foreign currency receivable of US$95 million. There was no impact on opening retained profits at 1 July 2002 or on net profit for the year ended 30 June 2003.

Disclosure of components of borrowing costs, interest revenue and income tax expense
The BHP Billiton Group calculates foreign exchange gains and losses in accordance with AASB 1012. In prior years, a net foreign exchange gain or loss arising from the restatement of non-US dollar monetary balances by Group entities that have a US dollar functional currency, has been disclosed as a single net amount included in Profit from ordinary activities before income tax. In the current year, the components of this amount that relate to the restatement of debt, short term deposits and tax balances have been classified and disclosed as a component of borrowing costs, interest revenue and income tax expense, respectively. In addition, the unwind of the discounting of provisions has been classified and disclosed separately as a component of borrowing costs. This disclosure better presents the impact of these foreign exchange gains or losses and the discount component on the underlying categories of income or expense.

Note 3 to the UK GAAP results sets out the amounts for discounting on provisions and exchange differences on net debt. The change in policy only impacts the disclosure of individual line items in the Statement of Financial Performance, as set out below. Comparative amounts have been restated accordingly. There is no impact on net profit for the year ended 30 June 2003.
	2003 US$M	Restated 2002 US$M	As previously disclosed 2002 US$M
Borrowing costs	511	350	449
Interest revenue	67	147	142
Income tax expense	883	912	955

Tax Consolidation

The Group is considering the implications of adopting the new Australian tax consolidation regime. At the time the Group makes a decision, an assessment will be made of the impact, if any, on the financial results.

Forward-looking statements

Certain statements contained in this release, including statements in the sections entitled 'Outlook', 'Merger Benefits and Cost Savings' and 'Growth Projects' may constitute 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995. We undertake no obligation to revise the forward-looking statements included in this release to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the sections entitled 'Risk Factors' and 'Operating and Financial Review and Prospects-General factors affecting our operating results' included in our amended annual report on Form 20-F/A for the fiscal year ended 30 June 2002, which we filed with the US Securities and Exchange Commission (SEC) on 10 April 2003 and is available on the SEC's website at 'www.sec.gov'.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com
Tania Price, Media Relations Tel: +61 3 9609 3815 Mobile: +61 419 152 780 email: Tania.Price@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 Mobile: +44 7881 518 715 email: Ariane.Gentil@bhpbilliton.com
United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_______________

Karen Wood
Title: Company Secretary
Date: 28 August 2003